Exhibit 21.1

Virtus Investment Partners, Inc. Subsidiary List

Name	Jurisdiction

DPCM Holdings, Inc.	Illinois

Duff & Phelps Investment Management Company	Illinois

Euclid Advisors LLC	New York

Kayne Anderson Rudnick Investment Management, LLC	California

Newfleet Asset Management, LLC	Delaware

Rampart Investment Management Company, LLC	Delaware

Virtus Alternative Investment Advisers, Inc.	Connecticut

Virtus Fund Services, LLC	Delaware

Virtus Investment Advisers, Inc.	Massachusetts

Virtus Partners, Inc.	Delaware

VP Distributors, LLC	Delaware

Zweig Advisers LLC	Delaware